SEC
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FEB 28 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHAFFE SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ST. CHARLES AVE., SUITE 1410
(No. and Street)

NEW ORLEANS	LA	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vanessa B. Claibome 504-524-1801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Ste. 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vanessa B. Claiborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHAFFE SECURITIES, INC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

Riley J. Busenlener
Notary Public, State of Louisiana
My Commission Is Issued For Life.
Notary ID: 77084, Jefferson Parish
Louisiana Bar: 27982

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAFFE SECURITIES, INC.

Audit of Financial Statements

December 31, 2019

Contents

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Chaffe Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chaffe Securities, Inc. (the Company) as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Chaffe Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of Chaffe Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2010.

Covington, LA
February 15, 2020

CHAFFE SECURITIES, INC.
Statement of Financial Condition
December 31, 2019

Assets	
Cash and Cash Equivalents	$ 73,498
Prepaid expenses and other assets	41,820
Total Assets	$ 115,318
Liabilities and Stockholder's Equity	
Liabilities	
Due to related parties	$ 35,646
Total Liabilities	35,646
Stockholder's Equity	
Common Stock - $.65 Par Value	
10,000 Shares Authorized, Issued, and Outstanding	6,500
Additional Paid-In Capital	357,475
Accumulated Deficit	(284,303)
Total Stockholder's Equity	79,672
Total Liabilities and Stockholder's Equity	$ 115,318

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Investment Banking	$ 0
Total Revenues	0
Expenses	
Management Fees	36,000
Legal and Professional	84,615
Regulatory Fees	8,267
Other Operating Expenses	4,425
Total Expenses	133,307
Operating Loss before Income Tax Benefit	(133,307)
Income Tax Benefit	(33,279)
Net Loss	$ (100,028)

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2018	$ 6,500	$ 213,475	$ (184,275)	$ 35,700
Net Loss for the Year 2019	-	-	(100,028)	(100,028)
Capital Contributions for 2019		144,000		144,000
Balance - December 31, 2019	$ 6,500	$ 357,475	$ (284,303)	$ 79,672

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2019

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net Loss	$ (100,028)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	
Increase in prepaid expenses and other assets	(12,125)
Increase in due to related parties	13,383
Net Cash used in Operating Activities	(98,770)
Cash Flows from Financing Activities	
Capital Contribution	144,000
Net Cash provided by Financing Activities	144,000
Net Increase in Cash and Cash Equivalents	45,230
Cash and Cash Equivalents, Beginning of Year	28,268
Cash and Cash Equivalents, End of Year	$ 73,498

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Business of the Company

Chaffe Securities, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions and advisory services. The Company is a wholly owned subsidiary of Chaffe & Associates, Inc. (the Parent). The Company was formed on October 13, 2009, pursuant to the general corporation laws of the state of Louisiana.

Revenue Recognition

Investment banking fees are recorded on the settlement date basis. Advisory fees are recognized at the time services are earned.

Receivables from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2019, there was no allowance for doubtful accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements.

Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management estimated 2019 federal and state income tax expense. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application, including an exception to the incremental approach for intraperiod tax allocations when there is a loss from continuing operations and income or a gain from other items and including an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year, among other guidance. This guidance is effective for public entities for fiscal years beginning after December 15, 2020, and for interim periods within those fiscal years.

Note 2. Related Party Transactions

The Company is managed by its Parent. The Company paid Chaffe & Associates, Inc. management fees totaling $36,000 during the year ended December 31, 2019. As of December 31, 2019, the Company owed Chaffe & Associates, Inc. $35,646 in management fees

Note 3. Income Taxes

Components of income tax benefit for the year ended December 31, 2019, are as follows:

Current	$ (33,279)
Deferred	0
	$ (33,279)

The effective tax rate for the year ended December 31, 2019, was 25%. Income tax benefit is calculated by applying the U.S. federal rate of 21% and the Louisiana graduated rate scale to income before income tax benefit.

The Company is consolidated with its Parent for U.S. federal income tax return purposes, and files a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2016, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2019, the Company had no uncertain tax positions.

Note 4. Significant Customers

During the year ended December 31, 2019, the Company had no revenue. At December 31, 2019, there were no receivables due from customers.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $37,852, which was $32,852 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 0.94 to 1.0 at December 31, 2019.

Note 6. Commitments and Contingencies

The Company had no undisclosed commitments or contingencies as of December 31, 2019 through February 15, 2020, the date these financial statements were available to be issued.

Note 7. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 15, 2020 the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2019

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

Less non-allowable assets

Net Capital	
Total member's Equity	$ 79,672
Less non-allowable assets:	
Prepaid Expenses	41,820
Net Capital Before Haircuts on Securities Positions	37,852
Haircuts on Securities	0
Net Capital	$ 37,852
Aggregate Indebtedness	$ 35,646
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Excess of Net Capital	$ 32,852
Net Capital in Excess of 120% of required Net Capital	$ 31,852
Ratio: Aggregate Indebtedness to Net Capital	0.94 to 1

Statement Pursuant to Rule 17a-5(d)(4)
There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2019 and the Company's audited financial statements as of December 31, 2019.

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2019

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2019, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2019, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Chaffe Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2019, Chaffe Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

CHAFFE SECURITIES, INC.
MEMBER FINRA/SIPC
201 ST. CHARLES AVENUE, SUITE 1410 (504) 524-1801
NEW ORLEANS, LOUISIANA 70170

Chaffe Securities Inc. Exemption Report

Chaffe Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

We confirm, to the best of our knowledge and belief, that:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)2(i) throughout the most recent fiscal year without exception.

Chaffe Securities Inc.
I, Vanessa Brown Claiborne, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct

Vanessa Brown Claiborne, FinOp

February 18, 2020

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
Chaffe Securities, Inc.

We have reviewed management's statements, included in the accompanying Chaffe Securities, Inc. Exemption Report, in which (a) Chaffe Securities, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Chaffe Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the exemption provisions) and (b) Chaffe Securities, Inc. stated that Chaffe Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chaffe Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chaffe Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 15, 2020